August 19, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Attention:  Mr. Larry Spirgel

Re:           Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 000-50478

Dear Mr. Spirgel:

On behalf of Nexstar Broadcasting Group, Inc. (“Nexstar” or the “Company”), please find below Nexstar’s response to the comment letter addressed to me, dated July 26, 2011 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2010.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our response thereto.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26
Industry Trends, page 29

1.  Based on your earnings call, it appears to us that known and/or expected trends in revenues are useful information in evaluating your results of operations.  Please provide this discussion in future filings or tell us why such discussion is not necessary.

Response:  We believe that the most useful trends affecting our revenues are seasonality, in particular, advertising for political campaigns and during the Olympics, and the activity of our largest advertiser industry groups.  We consistently provide information regarding seasonality and reflect the results of political advertising within our MD&A section.  Additionally, we consistently provide information regarding trends we have seen in our largest advertising industry groups, including our largest group, automotive.

Nexstar Broadcasting Group, Inc.
August 19, 2011

We will continue to provide such information, to the extent that it is relevant to our results, in future filings.  Additionally, we believe our investors may be interested in commentary on factors impacting our customers’ industries and thus their purchasing behavior.  Such factors may include the impact of the availability of consumer credit, the housing market, and natural disasters, among others.  In future filings, we will discuss such factors and their impact to the extent that we have visibility into them and they are relevant to our results.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Mission, page F-8
Variable Interest Entities, page F-9

2.  Please tell us why you are not presenting disclosures under ASC 810-10-45-25 on the consolidated balance sheets.

Response:  The Company acknowledges the Staff’s comment.  We have provided additional disclosures related to this topic in our Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed with the Commission August 11, 2011, and will continue to present this information, as applicable, in future filings.

Note 11, Fair Value of Debt, page F-25

3.  Refer to your 8.875% senior secured second lien notes.  Please tell us why you did not disclose the level within the fair value hierarchy including the valuation technique(s) and inputs used in determining the fair value.

Response:  The Company acknowledges the Staff’s comment.  We inadvertently neglected to include the reference to the table note (2) on the 8.875% notes in Note 11 in our Form 10-K.  We have corrected this inadvertent omission in our Quarterly Report on Form 10-Q for the period ended June 30, 2011, filed with the Commission August 11, 2011, and will ensure that it is included in future filings as well.

Nexstar Broadcasting Group, Inc.
August 19, 2011

Definitive Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 20
Elements of Compensation, page 21

4.  Your disclosure suggests that the determination of annual cash bonuses and stock option awards depends heavily on achievement of annual performance goals.  We note, for example, your statement that “[a]nnual cash bonuses are based primarily on current year net revenues and EBITDA.”  To the extent that financial targets remain material to the determination of compensation awards, disclose these targets as well as performance against them.  See Item 402(b)(2)(v) of Regulation S-K.

Response:  See response included in our response to Staff comment 5 below.

5.  We note that all five of your named executive officers earned bonuses over target levels due in part to Company achievement above targeted performance metrics, while only two of your officers received stock option awards despite partial reliance on these same metrics.  Please expand your explanation of how the actual amounts of cash bonuses and equity awards to each named executive officer were determined for the most recent fiscal year.  Your disclosure should explain the reason for material differences in compensation amounts or types among named executive officers.

Response:  The Company acknowledges the Staff’s comments.  In future filings, we will provide additional disclosure in our Compensation Discussion & Analysis section regarding factors the Compensation Committee and our Chief Executive Officer consider when determining the compensation of our named executives.  The disclosure will include information such as the following, based on 2010 facts and circumstances:

The Company’s performance in 2010 substantially exceeded expectations. Although the global economic downturn impacted the Company’s business throughout the early portion of 2010, net revenue for 2010 exceeded budgeted amounts and increased by $61.4 million or 24% compared to 2009, inclusive of approximately $39.3 million of gross political revenue, a record-level for the Company.  The Company’s fourth quarter net revenue increased 31.2% to $97.1 million, the highest quarterly net revenue reported in the Company’s history.  Operationally, the Company achieved significant milestones while maintaining discipline in cost management and simultaneously developing new local marketing solutions for our customers, resulting in adjusted EBITDA for 2010 exceeding budgeted amounts and increasing by $49.0 million or 77.7% compared to 2009.  The Company also successfully completed several transactions designed to improve its liquidity position. Following the amendment and restatement of the Company’s senior secured credit facility in October 2009, on April 19, 2010, the Company completed a $325 million offering of 8.875% senior secured second lien notes.  The issuance of the 8.875% senior secured second lien notes allowed the Company to eliminate certain high cost debt, implement more flexible debt covenants, and extend the maturity dates.  These actions have positioned the Company for long-term sustainable growth.

Nexstar Broadcasting Group, Inc.
August 19, 2011

The above factors were considered in determining the levels of performance bonuses paid to each of the Named Executive Officers, along with each executive’s individual performance and contribution to achievement of the goals of the Company.  Two of our Named Executive Officers were awarded stock options during 2010.  Stock options increase the long-term incentive component of the executive’s entire compensation package in order to emphasize the importance of making strategic decisions that focus on long-term results.  Mr. Carter, our Chief Financial Officer, was awarded stock options in January 2010 for meeting certain individual goals including the successful completion of the Company’s debt amendment in the fourth quarter of 2009 and progress made towards our 2010 refinancing strategy.  The grant also was issued to bring his long-term incentive compensation in line with certain other Named Executive Officers.  Mr. Busch, our Co-Chief Operating Officer, was awarded stock options in December 2010 based on several factors, including his tenure with the Company, retention considerations, and overall outstanding performance, including driving our political revenue to a record level in 2010.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in our filings with the Commission.  The Company understands that Staff comments or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (972) 373-8800.

Sincerely,

/s/ Perry A. Sook
Perry A. Sook
President and Chief Executive Officer